F v Earnings Release and Operating Highlights for the First Quarter ended 31 March 2026 1Q Revenue + 17.0%, EBITDA + 17.7% Digital Revenues surge + 57.7% to 25.2% of Total Revenue Strong Start to 2026

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 2 1Q26 HIGHLIGHTS 1. Revenues from enterprise identity and credentials management services are reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods have been reclassified accordingly (1Q25: USD 45 million). 2. Cash and cash equivalents and deposits include USD 464 million relating to banking operations in Pakistan which is excluded for calculation of net debt. 3. Excludes Pakistan banking cash flows. Total Revenue USD 1,201 million +17.0% YoY Telecom and Infra Revenue1 USD 898 million +7.6% YoY Digital Revenue1 USD 303 million +57.7% YoY EBITDA USD 517 million +17.7% YoY Earnings per ADS (EPS) USD 1.39 +1.8% YoY CAPEX USD 138 million LTM Capex Intensity 20.4% (15.8% ex Ukraine) Gross Debt USD 4,907 million Net Debt Excluding Leases USD 1,764 million Total Cash, Cash Equivalents and Deposits2 USD 1,755 million USD 457 million at HQ Net Debt Excl. Leases / EBITDAaL 1.07x Equity Free Cashflow (after lease & license)2 USD 246 million +73.4% YoY Equity Free Cashflow (before lease & license)3 USD 309 million +66.2% YoY

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 3 EXECUTIVE SUMMARY Strong Start to 2026 with Robust Delivery in 1Q Dubai, New York, May 13, 2026 – VEON Ltd. (Nasdaq: VEON, the “Company”), a global digital operator providing converged connectivity and online services, today announced financial and operating results for the first quarter ended March 31, 2026. In 1Q26, VEON reported revenue growth of 17.0% YoY with total revenues for the quarter reaching USD 1,201 million. This was supported by resilient telecom and infrastructure revenues and continued growth in digital revenues. Digital revenues rose 57.7% YoY in USD terms to USD 302.7 million and comprised 25.2% of Group revenues. EBITDA for 1Q26 amounted to USD 517 million, representing a 17.7% YoY increase. EBITDA margin expanded by 20 basis points YoY to 43.0%, reflecting operating leverage and continued cost discipline, with margins of 45.9 % for the telecom and infrastructure businesses and 34.6% for digital businesses for 1Q26. Effective 1Q26, revenues from our enterprise identity and credentials management services are reported within the Digital Enterprise vertical, with prior period financials reclassified accordingly to ensure comparability. Group capex was USD 138 million in 1Q26, which translated to a last-twelve-months (“LTM”) capex intensity of 20.4% (15.8% excluding Ukraine). VEON is introducing disclosure of digital capex, which amounted to USD 12 million in the quarter, with LTM digital capex intensity at 5.5%. LTM Telecom and infrastructure capex intensity was 24.9% for 1Q26 (18.7% ex Ukraine) and reflects continued investment in telecom network modernization and infrastructure deployment. As of March 31, 2026, total cash, cash equivalents and deposits stood at USD 1,755 million, including USD 464 million of customer deposits from banking operations in Pakistan, with USD 457 million held at headquarters. The ratio of Net debt (excluding lease liabilities) to EBITDA improved to 1.07x (from 1.09x as of December 31, 2025). VEON is revising up its revenue growth guidance for 2026 to 11%–14% YoY in USD terms (versus 9%-12% earlier), while maintaining EBITDA growth guidance of 7%–10% YoY in USD terms. Capex intensity (excluding Ukraine) for FY26 is now expected in the range of 15%–17% (earlier 14%-16%) to reflect higher capex in Pakistan to leverage recent spectrum wins to stronger data monetization and revenue growth. Under its USD 100 million buyback program launched on November 14, 2025, VEON has repurchased 959.3K ADSs for USD 49.6 million and USD 3 million of the 2027 Notes as of May 11, 2026. Including earlier phases of the program first announced in August 2024, VEON has repurchased 3.1 million ADSs for a total consideration of USD 149.6 million. In addition, VEON recently introduced a capital return policy targeting at least USD 100 million annually through share buybacks, subject to market conditions, liquidity considerations and requisite internal approvals. Management and shareholder alignment remains strong, with leadership owning 1.84% of VEON’s ADSs as of 27 March 2026. Other notable post-quarter developments: On April 14, 2026 VEON announced that the Competition Commission of Pakistan approved up to 69.66% of TPL Insurance by VEON’s subsidiary Jazz International Holding Limited (JIH) for ~PKR 4.15 billion (USD 14.6m) from TPL Corp. On April 20, 2026 JIH launched a mandatory tender offer for an additional 6.67% at PKR 30/share. Closing is expected mid-2026. Mobilink Microfinance Bank Limited is progressing its acquisition of Apna Microfinance Bank Limited to scale digital banking and expand financial inclusion in Pakistan, subject to regulatory approvals. VEON’s partnership with StarLink continues to expand with Banglalink to launch in Bangladesh. In 2026 Beeline Kazakhstan is readying for launch as well. Kyivstar has surpassed 5 million users in Ukraine since launch and has recently expanded its collaboration with Starlink with an agreement to resell Starlink broadband internet services and hardware for businesses and public sector institutions.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

VEON Group: 1Q26 Key Highlights

USD million except per ADS data	1Q26	1Q25	YoY
Total revenue, of which:	1,201	1,026	17.0%
Telecom and infrastructure[1]	898	834	7.6%
Digital[1]	303	192	57.7%
Digital Revenue as % of Total Revenue	25.2%	18.7%	6.5 pp
EBITDA	517	439	17.7%
Telecom and infrastructure	412	375	10.0%
Digital	105	64	62.6%
EBIT/ Operating Profit	306	239	27.8%
Net profit attributable to VEON shareholders	99	99	0.2%
Earnings per ADS (USD)[2]	1.39	1.36	1.8%
Capex	138	135	2.5%
Telecom and infrastructure	125	130	(3.1%)
Digital	13	5	142%
LTM Capex intensity[3]	20.4%	20.4%	n.m
Telecom and infrastructure	24.9%	23.9%	1.0 pp
Digital	5.5%	4.9%	0.7 pp
EBITDA after Leases (EBITDAaL)	399	361	10.5%
Equity Free Cash Flow (before leases & license)	309	186	66.2%
Equity Free Cash Flow (after leases & license)	246	142	73.4%
	Mar 26	Dec 25	vs. Dec
Cash and cash equivalents and deposits[4]	1,755	1,734	1.2%
Cash and cash equivalents and deposits at HQ level	457	557	(18.0%)
Net debt	3,616	3,510	3.0%
Net debt, excluding leases	1,764	1,751	0.7%
Net debt, excluding leases to LTM EBITDAaL	1.07x	1.09x	(1.6%)

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom Metrics (millions)						
Mobile customers	150.5	152.4	(1.3%)	150.2	149.5	152.3
Fixed customers	2.03	1.86	8.9%	1.94	1.90	1.87
4G users	105.8	101.5	4.2%	104.2	103.7	103.1
4G subscriber base penetration	70.3%	66.6%	3.7p.p.	69.4%	69.4%	67.7%
Multiplay customers	45.8	42.7	7.4%	45.0	43.5	43.3
ARPU USD						
Mobile	2.3	2.0	17.3%	2.3	2.2	2.1
Multiplay	3.6	3.4	7.7%	3.5	3.5	3.4
Voice	0.93	0.91	2.3%	0.92	0.91	0.91

	1Q26	4Q25	QoQ
Digital Metrics (millions)			
Total Digital Customers[5]	228.9	206.2	11.0%
Includes:			
Financial Services	66.0	63.7	3.7%
Entertainment	93.4	87.0	7.3%
Ride-Hailing	5.1	5.1	1.0%
Premium Digital Brands	8.2	7.4	9.7%
Healthcare	14.0	7.4	87.9%
Super Apps	65.4	60.7	7.6%

1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25: USD 45 million) have been reclassified accordingly.
2. Weighted average common shares outstanding for diluted earnings per share (in millions): 1,785 (1Q26), 1,818 (1Q25). The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.
3. LTM Capex Intensity excluding Ukraine: 15.8%; LTM Telecom and Infrastructure Capex intensity (excl Ukraine): 18.7%
4. Cash and cash equivalents and deposits include USD 464 million relating to banking operations in Pakistan. This amount is excluded for calculation of net debt.
5. Digital customers refer to active users in 1Q26. Prior periods come with minor adjustments to reflect refinements in data collection and reporting.

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EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 5 CONTENTS 1Q26 GROUP PERFORMANCE 06 OUTLOOK FOR 2026 13 PRESENTATION OF FINANCIAL RESULTS 14 COUNTRY OVERVIEW 18 KEY RECENT DEVELOPMENTS 29 ATTACHMENTS 31 NOTICE TO READERS 42

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

1Q26 GROUP PERFORMANCE

Operational and Financial Overview

In 1Q26, VEON delivered a solid operational and financial performance, with Group revenue of USD 1,201 million, up 17.0% YoY, reflecting broad-based growth across operating markets. Revenue momentum was supported by continued ARPU expansion, disciplined pricing actions, digital acquisitions and sustained demand for our digital services.

Revenue for the three-month period ended March 31, 2026:

	Telecom and Infra revenue			Digital revenue			Total revenue			Digital as % to total Rev		
USD million	1Q26	1Q25	YoY	1Q26	1Q25	YoY	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Pakistan	293	257	14.1%	172	129	32.9%	465	386	20.4%	36.9%	33.4%	3.5 pp
Ukraine	258	238	8.4%	67	19	257%	325	257	26.7%	20.7%	7.4%	13.4 pp
Kazakhstan	176	157	12.1%	36	31	18.2%	212	188	13.1%	17.1%	16.4%	0.7 pp
Bangladesh	102	110	(6.9%)	14	2	744%	116	111	4.2%	12.0%	1.5%	10.5 pp
Uzbekistan	69	63	10.2%	13	10	34.5%	82	73	13.6%	16.4%	13.8%	2.5 pp
HQ / Others	0	9	n.m	-	1	n.m	-	11	n.m	-	-	-
Total	898	834	7.6%	303	192	57.7%	1,201	1026	17.0%	25.2%	18.7%	6.5 pp

Telecommunication and infrastructure revenue amounted to USD 898 million, increasing 7.6% YoY, underpinned by ongoing network investment and customer engagement initiatives. Digital revenues reached USD 303 million, growing 57.7% YoY, and accounted for 25.2% of total Group revenue, up from 18.7% in 1Q25. This reflects continued acceleration in digital adoption and the growing contribution of VEON's digital ecosystem to overall growth. Growth was driven by expanding usage across key digital verticals, the Uklon and Tabletki acquisitions, and broader integration of digital services within VEON's customer propositions. Effective 1Q26, revenues from our enterprise identity and credentials management services, now rapidly transitioning to API-led platforms, are reported within the Digital Enterprise vertical. These revenues amounted to USD 44 million in 1Q26 (USD 45 million in 1Q25). Prior-period financials have been reclassified accordingly to ensure comparability.

EBITDA for the three-month period ended March 31, 2026:

Group EBITDA rose 17.7% YoY to USD 517 million. EBITDA margin grew by 0.3 percentage points to 43.0%, reflecting scale efficiencies and sustained cost focus across the Group, while maintaining ongoing investment in network and digital capabilities.

	Telecom and Infra EBITDA			Digital EBITDA			Total EBITDA			EBITDA margin %		
USD million	1Q26	1Q25	YoY	1Q26	1Q25	YoY	1Q26	1Q25	YoY	Telecom & Infra	Digital	Total
Pakistan	158	126	26.5%	51	36	38.2%	209	162	29.2%	54.2%	29.3%	44.9%
Ukraine	145	133	8.8%	29	9	206 %	174	143	21.8%	56.2%	42.7%	53.5%
Kazakhstan	77	80	(3.1%)	14	15	(8.3%)	91	95	(3.9%)	43.8%	38.1%	42.9%
Bangladesh	40	41	(3.4%)	7	(3)	(297%)	46	38	23.1%	38.9%	48.2%	39.7%
Uzbekistan	26	23	11.1%	4	4	(5.8%)	30	27	8.5%	37.3%	30.4%	36.6%
HQ / Others	(33)	(28)	20.3%	-	2	n.m	(33)	(25)	(31.6%)	n.m	n.m	n.m
Total	412	375	10.0%	105	64	62.6%	517	439	17.7%	45.9%	34.6%	43.0%

Telecom and infrastructure EBITDA was USD 412 million, with EBITDA margin of 45.9% for 1Q26; Digital EBITDA was USD 105 million, with EBITDA margin of 34.6%. VEON believes this additional margin disclosure enhances transparency on

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EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

the Group's margin profile as its revenue composition continues to evolve. While digital margins are structurally lower than traditional telecom services, this reflects their growth and investment characteristics; importantly, their lower capital intensity supports strong free cash flow conversion, resulting in cash generation that is comparable to telecom.

Telecom Customers

The Group reported 151 million mobile subscribers as of March 31, 2026, with a stable base (-1.3% YoY) reflecting a continued strategic focus on value-accretive, revenue-driven customer growth. The 4G user base grew 4.2% YoY to 106 million, reflecting continued migration to higher-value data services. As of 1Q26, 4G users represented 70.3% of the total subscriber base, up 3.7 percentage points YoY, supporting continued growth in multiplay adoption, which is defined as customers using at least one digital platform alongside 4G voice and data.

Multiplay customers increased 7.4% YoY to 45.8 million, representing approximately 34.8% of the total one-month mobile subscriber base as of March 31, 2026. Compared with voice-only users, multiplay customers generate higher ARPU, supported by bundled offerings and deeper engagement across connectivity and digital services, contributing to overall revenue growth and customer value.

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom Metrics (millions)						
Mobile customers	150.5	152.4	(1.3%)	150.2	149.5	152.3
Fixed customers	2.03	1.86	8.9%	1.94	1.90	1.87
4G users	105.8	101.5	4.2%	104.2	103.7	103.1
4G subscriber base penetration	70.3%	66.6%	3.7p.p.	69.4%	69.4%	67.7%
Multiplay customers	45.8	42.7	7.4%	45.0	43.5	43.3
ARPU (USD)						
Mobile	2.3	2.0	17.3%	2.3	2.2	2.1
Multiplay	3.6	3.4	7.7%	3.5	3.5	3.4
Voice	0.93	0.91	2.3%	0.92	0.91	0.91

Note: Mobile subscribers refer to users active during the quarter. Fixed and Multiplay subscribers refers to users active in the last month of the reporting period.

Digital Customers

VEON remains firmly committed to DO1440 and AI1440, its dual strategy to scale hyper-local digital services while embedding inclusive, human-centric AI across the ecosystem. Through intelligent, high-impact solutions spanning financial services, entertainment, ride-hailing, premium digital brands, healthcare, enterprise and super apps, VEON is deepening daily engagement, solidifying its relevance and reinforcing its presence across every minute of customers' lives.

	1Q26	4Q25	QoQ
Digital Customers[1]			
Total Digital Customers	**228.9**	**206.2**	**11.0%**
Includes:			
Financial Services	66.0	63.7	3.7%
Entertainment	93.4	87.0	7.3%
Ride-Hailing	5.1	5.1	1.0%
Premium Digital Brands	8.2	7.4	9.7%
Healthcare	14.0	7.4	87.9%
Super Apps	65.4	60.7	7.6%

1. Digital customers refer to active users in 1Q26. Prior periods come with minor adjustments to reflect refinements in data collection and reporting.

Digital Customers continue to scale strongly, reaching 228.9 million in 1Q26 (+11.0% QoQ), reflecting sustained adoption across digital products. Digital customers refer to active users in 1Q26, which provides a more holistic

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EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

view of activity during the quarter. Quarter-on-quarter dynamics reflect seasonality, including higher engagement around major sporting tournaments and other events in certain periods.

Digital-only customers grew to 72.5 million, and represent users who actively engage with VEON's digital platforms but are not telecom subscribers on VEON's mobile networks, underscoring the expanding reach of the ecosystem beyond connectivity.

The dual DO1440 and AI1440 strategy is anchored in robust network infrastructure and enabled by localized platforms and AI-enabled, agentic applications, designed to reflect the specific needs and aspirations of the communities VEON serves and to deliver digital experiences that extend well beyond connectivity. Together, these underpin VEON's verticalized, delayered platform model, translating ecosystem scale into localized growth, embedded intelligence across services, and alignment with national digital priorities.

Digital Revenues

In 1Q26, VEON's digital revenues increased 57.7% YoY to USD 303 million, representing 25.2% of total Group revenue. Digital EBITDA reached USD 105 million in the quarter, reflecting continued scaling across digital businesses, improving monetization and operating leverage.

On **revenue split by markets**, Pakistan remained the largest contributor to digital revenues, followed by Ukraine and Kazakhstan, while Bangladesh and Uzbekistan continued to scale rapidly from a smaller base, delivering the strongest YoY growth rates. Digital revenue growth was particularly strong in Ukraine (+256.9% YoY) and Bangladesh (+744% YoY), with Pakistan delivering sustained scale (+32.9% YoY) and Kazakhstan and Uzbekistan also contributing solid growth (+18.2% YoY and +34.5% YoY, respectively).

VEON Group USD million	**1Q26**	**1Q25**	**YoY**
Digital Revenues: Split by Market	**303**	**192**	**57.7%**
Pakistan	172	129	32.9%
Ukraine	67	19	257%
Kazakhstan	36	31	18.2%
Bangladesh	14	2	744%
Uzbekistan	13	10	34.5%

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 onwards. Prior periods have been reclassified accordingly.

By verticals, **financial services** remain the largest contributor, accounting for approximately 45% of total digital revenues in 1Q26, followed by entertainment and ride-hailing. Financial services delivered strong growth, supported by continued scale across JazzCash and Mobilink Microfinance Bank in Pakistan, Simply in Kazakhstan, and Beepul in Uzbekistan, reinforcing VEON's role in advancing financial inclusion and enabling cashless ecosystems.

VEON Group USD million	**1Q26**	**1Q25**	**YoY**
Digital Revenues: Split by verticals	**303**	**192**	**57.7%**
Financial Services	135	96	41.0%
Entertainment	37	20	88.9%
Ride-Hailing	33	-	n.m
Premium Digital Brands	26	13	104%
Enterprise	63	61	2.2%
Healthcare	8	2	369%
Super Apps & Others	1	1	37.3%

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 onwards. Prior periods have been reclassified accordingly.

Entertainment digital revenues (comprising Tamasha in Pakistan, Kyivstar TV in Ukraine, Bee TV in Kazakhstan, Kinom in Uzbekistan and Toffee in Bangladesh) increased to USD 37 million in 1Q26, reflecting continued monetization of premium content and higher engagement across video and live offerings.

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EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 9 Ride-hailing digital revenues (Uklon) amounted to USD 33 million in 1Q26, reflecting expansion across operating markets and increasing contribution from mobility services in Ukraine and Uzbekistan. Our key premium digital brands are ROX in Pakistan, Ryze in Bangladesh, Izi in Kazakhstan, and OQ in Uzbekistan. These platforms generate revenue digital services, including subscriptions, premium content, in-app upgrades, and higher-value digital features. Revenues across these premium brands grew 104% YoY in 1Q26 to USD 26 million, reflecting increased spending by subscribers on premium digital experiences. Enterprise digital revenues grew 2.2% YoY to USD 63 million in 1Q26. These revenues are generated from our enterprise platforms that are transforming from internal enablers into market-facing technology leaders, delivering AI, cloud, and data solutions to corporate and government clients. These include QazCode (in Kazakhstan), Kyivstar.Tech (in Ukraine), Garaj (in Pakistan), Buildx (in Uzbekistan), bCloud (in Bangladesh) and the VEON AdTech business. Effective 1Q26, revenues from our enterprise identity and credentials management services, now rapidly transitioning to API led platforms, are also reported within the Digital Enterprise vertical. These revenues amounted to USD 44 million in 1Q26 (USD 45 million in 1Q25). Prior period financials have been reclassified accordingly to ensure comparability. Healthcare digital revenues reached USD 8 million in 1Q26, with the strong growth reflecting the consolidation of Tabletki.ua effective February 2026 in addition to continued growth from our healthcare platforms like Helsi in Ukraine. This growth is being supported by growing adoption of digital health services. Revenues from our SuperApps (positioned as a one-stop digital hub for all services) and other digital services (learning, e-commerce) stood at USD 1.0 million for 1Q26, +37.3% YoY

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

Group Financial Overview

VEON Group USD million	1Q26	1Q25	YoY
Total Revenues	1,201	1026	17.0%
Telecom and infrastructure[1]	898	834	7.6%
Digital[1]	303	192	57.7%
EBITDA	517	439	17.7%
Telecom and infrastructure	412	375	10.0%
Digital	105	64	62.6%
EBITDA Margin (%)	43.0%	42.8%	0.2p.p.
Telecom and infrastructure	45.9%	44.9%	1.0p.p.
Digital	34.6%	33.5%	1.1p.p.
Depreciation and Amortization	(209)	(198)	5.7%
Impairment loss, net	(2)	(2)	(9.6%)
Gain on disposal of non-current assets	0.4	0.5	(19.6%)
Operating profit/EBIT	306	239	27.8%
Net foreign exchange gain / (loss)	15	(30)	n.m
Net finance costs	(132)	(109)	21.4%
Other non-operating (loss) / gain, net	(6)	30	n.m
Profit before tax	183	130	39.8%
Income tax expense	(60)	(12)	374%
Effective tax rate (%)	32.7%	9.2%	23.5p.p.
(Less) Minority interests	(24)	(19)	24.3%
Net Profit attributable to owners of the parent	99	99	0.2%
EPS (per ADS, basic)[2]	1.42	1.40	1.5%
EPS (per ADS, diluted)[2]	1.39	1.36	1.8%
WANS (basic)	1,740	1,767	
WANS (diluted)	1,785	1,818	

1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25 USD 45 million) have been reclassified accordingly.
2. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.

Total Revenues increased 17.0% YoY in 1Q26, reflecting sustained price monetization across core connectivity services, continued growth through acquisition and expansion of digital platforms and a greater contribution from higher-value customer segments. Growth was supported by an improved product mix, expanding multiplay adoption and resilient demand across key operating markets.

EBITDA increased 17.7% YoY in 1Q26, driven by revenue growth, operating leverage, continued scaling across digital businesses and disciplined cost management, partly offset by higher marketing and personnel costs. Telecom and infrastructure EBITDA increased 10.0% YoY to USD 412 million, while digital EBITDA grew 62.6% YoY to USD 105 million, reflecting strong scaling and operating leverage across digital platforms.

Depreciation and amortization rose 5.7% YoY in 1Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure.

Operating profit/EBIT increased 27.8% YoY in 1Q26, driven primarily by higher EBITDA and operating leverage as revenue growth outpaced underlying cost increases. This increase was partially offset by higher depreciation and amortization charges.

Net finance costs increased 21.4% YoY in 1Q26, primarily driven by higher gross debt due to increased lease liabilities. This was partly offset by stronger interest income on cash balances, reflecting disciplined liquidity management.

Other non-operating (loss)/ gain, net reflects a USD 36m negative movement, primarily due to a one-off gain recorded in 1Q25 from the reversal of costs associated with the early termination of a spectrum sharing arrangement in Kazakhstan.

Income tax expense increased to USD 60 million in 1Q26 from USD 12 million in 1Q25, with the effective tax rate rising

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EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

to 32.7% from 9.2%. This was largely driven by the absence of any one-off tax reliefs in 1Q26 (versus 1Q25)

Net profit attributable to owners of the parent was up +0.2% YoY to USD 99 million in 1Q26.

Liquidity and Capital Structure

USD million	31 Mar'26	31 Dec'25	QoQ	31 Mar'25	YoY
Cash and cash equivalents and deposits	1,755	1,734	1.2%	1,775	(1.1%)
Marketable securities	-	-	n.m	30	n.m
Gross debt, of which	**4,907**	**4,902**	**0.1%**	**4,377**	**12.1%**
Bonds and loans – principal	2,998	3,050	(1.7%)	3,212	(6.7%)
Lease liabilities - principal	1,852	1,759	5.3%	1,095	69.1%
Long-term accounts payable and other	57	93	(38.7%)	70	(18.6%)
Net debt	**3,616**	**3,510**	**3.0%**	**2,905**	**24.5%**
Net debt / LTM EBITDA	1.73x	1.75x		1.67x	
Net debt excluding leases	**1,764**	**1,751**	**0.7%**	**1,810**	**(2.5%)**
Net debt excluding leases / LTM EBITDA	1.07x	1.09x		1.23x	

Note: *Cash and cash equivalents and deposits include amounts relating to banking operations in Pakistan: USD 464 million as of March 31, 2026 (which is excluded for calculation of net debt.), USD 342 million as of December 31, 2025, and USD 303 million as of March 31, 2025. Long-term accounts payable relate to arrangements with vendors for financing network equipment.*

Total cash and cash equivalents and deposits increased in 1Q26 to USD 1,755 million (of which USD 457 million is at HQ) compared to USD 1,734 million (of which USD 557 million is at HQ) at the end of 2025. This increase in cash was primarily a result of higher cash generation from operations which is partially offset by cash utilization in HQ and BU Ukraine. Net dividends up streamed from the Operating Companies was USD 5.7 million (after withholding tax) for 1Q26.

Gross debt was broadly stable at USD 4,907 million at the end of 1Q26, compared with USD 4,902 million at the end of 2025. Year on year, gross debt increased by 12% due to higher lease liabilities mainly due to tower sale transaction in Pakistan, while bonds and loans decreased by 4.9% YoY, reflecting continued debt reduction.

Net debt increased to USD 3,616 million at the end of 1Q26 compared to USD 3,510 million at the end of 2025 mainly due to higher lease liabilities. **Net debt excluding lease liabilities and cash related to banking operations in Pakistan,** increased to USD 1,764 million as at the end of 1Q26, compared to USD 1,751 million at the end of 2025, primarily due to a reduction in cash. Net debt excluding leases / EBITDA was 1.07x at the end of 1Q26. The leverage calculations do not include USD 464 million cash deposit (as of March 31, 2026) relating to banking operations in Pakistan.

2026 OUTLOOK, CAPITAL RETURN POLICY

VEON is revising up its revenue growth guidance for 2026 to 11–14% YoY in USD terms (versus 9-12% earlier), while maintaining EBITDA growth guidance of 7–10% YoY in USD terms. Capex intensity (excluding Ukraine) for FY26 is now expected in the range of 15–17% (earlier 14-16%) to reflect higher capex in Pakistan to leverage recent spectrum wins to drive stronger data monetization and revenue growth. VEON's capital intensity outlook excludes Ukraine due to the cyclical and unpredictable nature of Kyivstar's alternative power requirements amid ongoing instability of the national electricity grid.

VEON's capital allocation framework aims to balance continued investment in growth with attractive shareholder returns. Reflecting the Group's strong financial position, confidence in sustained cash generation and commitment to long-term value creation, the framework targets a minimum of USD 100 million in annual share repurchases, subject to prevailing market conditions, liquidity considerations and requisite internal approvals.

Under the current USD 100 million buyback program launched on November 14, 2025, VEON has repurchased 959.3K ADSs for USD 49.6 million and USD 3 million of the 2027 Notes as of May 11, 2026. Including earlier phases of the program first announced in August 2024, VEON has repurchased 3.1 million ADSs for a total consideration of USD

11

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 12 149.6 million. As of March 31, 2026, after giving effect to ADS issuances in March 2024 and subsequent periods, shares and ADSs held by VEON represent approximately 6.4% of total outstanding shares. Following completion of the current USD 100 million buyback program, VEON intends to implement this framework for future buyback programs, with all shares repurchased under such future programs to be cancelled, supporting disciplined capital management and enhancing long-term shareholder value. VEON also highlights strong alignment between management and shareholders, underpinned by meaningful share ownership and disciplined capital allocation. As of March 27, 2026, members of management collectively held 1.84% of the Company’s share capital in ADSs, reinforcing a clear commitment to long-term value creation. OTHER SIGNIFICANT DEVELOPMENTS On April 14, 2026 VEON announced that the Competition Commission of Pakistan approved up to 69.66% of TPL Insurance by VEON’s subsidiary Jazz International Holding Limited (JIH) for ~PKR 4.15 billion (USD 14.6m) from TPL Corp. On April 20, 2026, JIH launched a mandatory tender offer for an additional 6.67% at PKR 30/share. Closing is expected mid-2026. Mobilink Microfinance Bank Limited is progressing its acquisition of Apna Microfinance Bank Limited to scale digital banking and expand financial inclusion in Pakistan, subject to regulatory approvals. The combined purchase will give JIH control over more than 76% of TPL Insurance. TPL Insurance is Pakistan’s premier digital-first insurer, with an AA credit rating by the Pakistan Credit Rating Agency, a general insurer license, and a fully digital operating model built for scale. The company had a gross written premium of PKR 5.7 billion and over 277,000 policies issued as of December 31, 2025. Competition clearance marks next step in building comprehensive digital financial services ecosystem, accelerating digital financial services in Pakistan. Mobilink Microfinance Bank Limited (MMBL) is advancing due diligence and customary processes following its March 2026 announcement to acquire a majority stake and management control of Apna Microfinance Bank Limited. The transaction is intended to accelerate digital banking capabilities and deepen microfinance penetration in Pakistan, further strengthening access to financial services for underserved communities. The proposed acquisition remains subject to regulatory approvals. VEON and MMBL will provide further updates on progress as appropriate. In March 2026, Jazz secured the largest allocation in Pakistan’s mobile spectrum auction, acquiring 190 MHz of spectrum of the total 480MHz sold as the auction increased spectrum available to mobile operators from 274 MHz to 754 MHz, strengthening Pakistan’s digital infrastructure. Jazz secured 50 MHz in the 3500 MHz band, 70 MHz in the 2600 MHz band, 50 MHz in the 2300 MHz band, and 20 MHz in the 700 MHz band, at a total cost of USD 239.5 million, payable in PKR starting in 2027 following a grace period to support network deployment. The additional spectrum secured in this auction will allow Jazz to expand connectivity, enhance network capacity and continue scaling high- quality mobile broadband nationwide while progressively introducing new capabilities that support innovation, enterprise growth and digital inclusion. Banglalink in Bangladesh has become our latest market to launch Starlink direct-to-device connectivity, following the agreement signed in April 2026, Messaging services are targeted for rollout in 2026 and data capabilities are to follow subject to regulatory approvals. In Ukraine, Kyivstar has expanded its collaboration with Starlink with an agreement to resell Starlink broadband internet services and hardware for businesses and public sector institutions; over 5 million customers have already connected to the satellite network via Starlink to Cell, enabling messaging. In Kazakhstan, Beeline has completed successful testing, including the first satellite-enabled WhatsApp call in Central Asia, with commercial messaging services expected to launch in 2026.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

OUTLOOK FOR 2026

VEON is revising up its revenue growth guidance for 2026 to 11%–14% YoY in USD terms (versus 9%-12% earlier), while maintaining EBITDA growth guidance of 7%–10% YoY in USD terms.

Capex intensity (excluding Ukraine) for FY26 is now expected in the range of 15–17% (earlier 14-16%) to reflect higher capex in Pakistan to leverage recent spectrum wins to drive stronger data monetization and revenue growth.

	FY26 Outlook[1] USD[2]	1Q26 Actual USD[2]
Total Revenue, YoY Growth	11% - 14%	17.0%
EBITDA, YoY Growth	7% - 10%	17.7%
Capex Intensity (ex-Ukraine)	15% - 17%	15.8%

Note:

1. *Based on blended weighted average inflation rate of 8.1% for 1Q26*
2. *2026 USD guidance assumes average depreciation of 4% of VEON's key operating currencies versus USD; actual results may vary due to FX movements.*

13

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 14 PRESENTATION OF FINANCIAL RESULTS Interim Condensed Consolidated Income Statement for the three-month period ended March 31 (In millions of U.S. dollars, except per share amounts) 2026 2025 Revenue 1,201 1,026 Cost of services, equipment and accessories (151) (129) Selling, general and administrative expenses (533) (458) Depreciation (150) (138) Amortization (59) (60) Impairment loss, net (2) (2) Operating profit 306 239 Finance costs (150) (119) Finance income 18 10 Other non-operating (loss) / gain, net (6) 30 Net foreign exchange (loss) / gain 15 (30) Profit before tax 183 130 Income taxes (60) (12) Profit for the period 123 118 Attributable to: The owners of the parent (continuing operations) 99 99 Non-controlling interest 24 19 123 118 Basic and diluted earnings per share attributable to ordinary equity holders of the parent $0.06 $0.06

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 15 Interim Condensed Consolidated Statement of Comprehensive Income for the three-month period ended March 31 (In millions of U.S. dollars) 2026 2025 Revenue 3,228 3,228 Profit for the period 1 3 118 Items that may be reclassified to profit or loss Foreign currency translation (31) 27 Net loss on cash flow hedges (1) - Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments - (1) Other (1) - Other comprehensive (loss) / income for the period, net of tax (33) 26 Total comprehensive income for the period, net of tax 90 144 Attributable to: The owners of the parent 69 121 Non-controlling interests 21 23 Total comprehensive income for the period, net of tax 90 144

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 16 Interim Condensed Consolidated Statement of Financial Position As of March 31 (In millions of U.S. dollars) 31 Mar 2026 31 Dec 2025 Assets Non-current assets Property and equipment 3,824 3,757 Intangible assets 1,894 1,549 Investments and derivatives 108 144 Deferred tax assets 439 418 Loans to customers 42 31 Other assets 175 203 Total non-current assets 6,482 6,102 Current assets Inventories 29 32 Trade and other receivables 304 266 Investments and derivatives 432 489 Current income tax assets 44 43 Loans to customers 345 335 Other assets 215 216 Cash and cash equivalents 1,751 1,732 Total current assets 3,120 3,113 Total assets 9,602 9,215 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,468 1,340 Non-controlling interests 395 294 Total equity 1,863 1,634 Non-current liabilities Debt and derivatives 4,004 4,043 Provisions 41 43 Deferred tax liabilities 48 41 Other liabilities 17 18 Total non-current liabilities 4,110 4,145 Current liabilities Trade and other payables 1,495 1,442 Debt and derivatives 1,419 1,102 Provisions 76 261 Current income tax payables 100 88 Other liabilities 535 539 Total current liabilities 3,625 3,432 Liabilities associated with assets held for sale 4 4 Total equity and liabilities 9,602 9,215

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 17 Interim Condensed Consolidated Statement of Cash Flows for the three-month period ended March 31 (In millions of U.S. dollars) 2026 2025 Operating activities Profit before tax 183 130 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss, net 211 200 Finance costs 150 119 Finance income (18) (10) Other non-operating (loss) / gain, net 6 (30) Net foreign exchange loss / (gain) (15) 30 Changes in trade and other receivables and prepayments (40) (49) Changes in inventories 3 (5) Changes in trade and other payables 39 143 Changes in provisions, pensions and other 17 25 Interest paid (87) (59) Interest received 12 9 Income tax paid (65) (70) Net cash flows from operating activities from continuing operations 396 433 Investing activities Purchase of property, plant and equipment (232) (173) Purchase of intangible assets (32) (36) Payment on deposits (25) (47) Acquisition of subsidiary, net of cash acquired (165) - Net outflows on loans granted 65 (55) Proceeds from sales of share in subsidiaries, net of cash 60 100 Proceeds from sales of property, plant and equipment 34 1 Net cash flows used in investing activities from continuing operations (295) (210) Financing activities Proceeds from borrowings, net of fees paid* 146 89 Repayment of debt (161) (176) Payments of lease liabilities (64) (40) Proceeds from sale of non-controlling interest 140 - Share repurchases (28) (24) ADG resolution (120) - Net cash flows used in financing activities from continuing operations (87) (151) Net decrease in cash and cash equivalents 14 72 Net foreign exchange difference 5 5 Cash and cash equivalents classified as held for sale at the beginning of the period — 14 Cash and cash equivalents classified as held for sale at the end of the period — (6) Cash and cash equivalents at beginning of period, net of overdrafts 1,732 1,688 Cash and cash equivalents at end of period, net of overdraft 1,751 1,773

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

COUNTRY OVERVIEW

Key Figures by Countries

USD million	1Q26	1Q25	YoY	YoY local currency
Group Total revenue	1,201	1,026	17.0%	17.3%
Telecom + Infra	898	834	7.6%	7.9%
Digital[1]	303	192	57.7%	58.4%
Pakistan	465	386	20.4%	20.6%
Telecom + Infra	293	257	14.1%	14.3%
Digital[1]	172	129	32.9%	33.1%
Ukraine	325	257	26.7%	31.4%
Telecom + Infra	258	238	8.4%	12.4%
Digital[1]	67	19	257%	271%
Kazakhstan	212	188	13.1%	10.3%
Telecom + Infra	176	157	12.1%	9.4%
Digital[1]	36	31	18.2%	15.2%
Bangladesh	116	111	4.2%	4.9%
Telecom + Infra	102	110	(6.9%)	(6.3%)
Digital[1]	14	2	744%	750%
Uzbekistan	82	73	13.6%	6.6%
Telecom + Infra	69	63	10.2%	3.5%
Digital[1]	13	10	34.5%	26.2%
Group EBITDA	517	439	17.7%	18.4%
Telecom + Infra	412	375	10.0%	10.6%
Digital[1]	105	64	62.6%	63.7%
Pakistan	209	162	29.2%	29.4%
Telecom + Infra	158	126	26.5%	26.8%
Digital[1]	51	36	38.2%	38.4%
Ukraine	174	143	21.8%	26.4%
Telecom + Infra	145	133	8.8%	12.8%
Digital[1]	29	9	206%	218%
Kazakhstan	91	95	(3.9%)	(6.9%)
Telecom + Infra	77	80	(3.1%)	(6.2%)
Digital[1]	14	15	(8.3%)	(10.6%)
Bangladesh	46	38	23.1%	23.9%
Telecom + Infra	40	41	(3.4%)	(2.7%)
Digital[1]	7	(3)	297%	298%
Uzbekistan	30	27	8.5%	1.8%
Telecom + Infra	26	23	11.1%	4.3%
Digital[1]	4	4	(5.8%)	(11.6%)
HQ and Others[2]	(33)	(25)	n.m	n.m
Group EBIT	306	239	27.8%	26.6%
Pakistan	141	104	35.5%	35.7%
Ukraine	118	100	18.0%	22.4%
Kazakhstan	57	56	0.3%	(3.5%)
Bangladesh	6	(8)	176%	177%
Uzbekistan	18	13	40.0%	31.3%
HQ and Others[1]	(34)	(26)	30.5%	49.8%

1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25: USD 45 million) have been reclassified accordingly.
2. HQ, Others and eliminations include Kyrgyzstan business for 1Q25 (prior to sale in July 2025)

18

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

PAKISTAN

Digital and telco driving robust growth

Financial Metrics

PKR million	1Q26	1Q25	YoY
Total revenue, of which:	**130,088**	**107,904**	**20.6%**
Telecom and infrastructure	82,058	71,812	14.3%
Digital	48,030	36,092	33.1%
Total EBITDA, of which:	**58,590**	**45,288**	**29.4%**
Telecom and infrastructure	44,501	35,108	26.8%
Digital	14,089	10,180	38.4%
EBITDA margin (%), of which:	**45.0%**	**42.0%**	**3.1p.p.**
Telecom and infrastructure	54.2%	48.9%	5.3 pp
Digital	29.3%	28.2%	1.1 pp
EBIT	**39,348**	**28,991**	**35.7%**
EBIT margin (%)	30.2%	26.9%	3.4p.p.
Total Capex	**8,775**	**9,487**	**(7.5%)**
LTM Total Capex Intensity	12.1%	14.4%	(2.3p.p.)

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (PKR 6.5 billion) onwards. Prior periods (1Q25 6.2 billion) have been reclassified accordingly.

Telecom Metrics

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	74.9	73.4	2.0%	73.9	72.7	73.9
4G customers (mn)	57.1	53.3	7.2%	55.5	55.1	54.6
Multiplay customers (mn)	23.8	22.7	4.8%	23.7	22.8	22.3
Mobile ARPU (LCY)	496.1	415.6	19.4%	474.0	442.7	422.5
Data usage (GB/user)	8.2	7.2	12.7%	7.7	7.5	7.2

Digital Metrics

millions	1Q26	4Q25	QoQ
Total Digital customers[1]	**143.5**	**122.1**	**17.6%**
Includes:			
JazzCash	29.2	27.0	8.1%
SIMOSA	34.0	29.5	15.2%
Tamasha	48.9	33.7	45.3%
ROX	3.5	3.1	15.2%
FikrFree[2]	18.8	17.7	6.2%

1. Digital customers refer to active users in 1Q26; 2. For FikrFree, the numbers refer to unique policy holders in the quarter.

Total revenue in 1Q26 increased 20.6% YoY, reflecting resilient telecom performance alongside strong growth across digital businesses. Growth was driven by sustained price monetization in voice and data leveraging robust network quality, broader adoption of multiplay offers, and continued expansion across digital services, which accounted for a growing share of total revenues.

Telecom and infrastructure revenue grew 14.3% YoY, driven by effective repricing, improved prepaid monetization, and continued adoption of multiplay bundles. These gains were further supported by differentiation from Jazz's network quality and deeper integration of digital services into core customer propositions.

19

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 20 Digital revenue grew 33.1% YoY, increasing its contribution to total revenue to 36.9% in 1Q26, from 33.4% in 1Q25. Financial Services revenues grew 44.1% YoY, supported by strong expansion across payments, lending, merchant solutions and SME services at JazzCash and by higher digital engagement and rising loan disbursement volumes at Mobilink Microfinance Bank. Jazz’s EBITDA increased 29.4% YoY terms in 1Q26, while the EBITDA margin expanded to 45.0%, up 3.1 percentage points YoY. This reflected disciplined cost management and operating leverage. Jazz continued to execute well on its DO1440 and AI1440 strategy. The mobile subscriber base increased 2.0% YoY to 74.9 million, while mobile ARPU rose 19.4% YoY to PKR 496, reflecting effective pricing actions and continued monetisation of data usage. The 4G user base reached 57.1 million, up 7.2% YoY, with 4G penetration increasing to 76.3%, a rise of 3.7 percentage points YoY. Multiplay customers grew 4.8% YoY and now represent 37.7% of the one- month active subscriber base. These customers generate approximately 3.5 times the ARPU of voice-only users and are a key revenue driver through bundling of voice, data and digital services and improved customer lifecycle management. JazzCash’s users reached approximately 29.2 million (versus 27.0 million in Dec 2025). Strong growth in LTM transaction volumes, up 47.3% YoY, and 1Q26 average number transactions per user, up 35.8% YoY, drove LTM Gross Transaction Value growth of 56% YoY to Rs. 16.8 trillion as of March 2026. JazzCash recently celebrated onboarding its one millionth Raast QR-enabled merchant, marking a major milestone in Pakistan’s journey toward a cashless and digitally inclusive economy. JazzCash enabled the issuance of more than 201,000 loans per day in 1Q26. Through its growing network of merchants, QR payments, digital lending, and integration with Raast, JazzCash is helping formalize Pakistan’s economy while creating new opportunities for entrepreneurs, including women-led enterprises. Tamasha recorded 48.9 million users active in 1Q26, with engagement driven by live cricket. Tamasha users hit a record peak of 33.5 million users during the ICC T20 World Cup in 1Q26. Tamasha also sustained momentum through continued expansion of live and curated content, including international channels and Tamasha Life, alongside ongoing development of premium and current affairs content. AI-powered features, like voice search and recommendation capabilities across Shorts and the TV app, continued to support content discovery and engagement. SIMOSA, Jazz’s SIM-care and lifestyle platform, reached 34.0 million users as of March 31, 2026 and continues to strengthen its position as a telco-agnostic digital platform. FikrFree reached 18.8 million policyholders, reinforcing its growing traction in digital insurance distribution, while ROX, Jazz’s premium digital brand, reached 3.5 million users in 1Q26. Total capex decreased 7.5% YoY to PKR 8,775 million in 1Q26, reflecting continued discipline in capital allocation and phasing of network investments. LTM capex intensity was 12.1% in 1Q26 reflecting continued investment in digital platforms alongside disciplined network spend. Capex will rise through the year to accelerate rollout and leverage new acquired spectrum, supporting stronger data monetization and revenue growth. In March 2026, Jazz secured the largest allocation in Pakistan’s mobile spectrum auction, acquiring 190 MHz of the 480 MHz offered at a total cost of USD 239.5 million, payable in PKR starting in 2027 following a grace period. The additional spectrum secured in this auction will allow Jazz to expand connectivity, enhance network capacity and continue scaling high-quality mobile broadband nationwide while progressively introducing new capabilities that support innovation, enterprise growth and digital inclusion. In January 2026, Jazz executed a PKR 75 billion interest rate swap with United Bank Limited—the largest such transaction in Pakistan demonstrating leadership in local capital markets. The long-dated hedge reduces exposure to rate volatility, enhancing cash flow visibility and earnings stability.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

UKRAINE

Strong start and clear trajectory

Financial Metrics

UAH million	1Q26	1Q25	YoY
Total revenue, of which:	**14,087**	**10,720**	**31.4%**
Telecom and infrastructure	11,166	9,931	12.4%
Digital	2,921	789	270.5%
Total EBITDA, of which:	**7,525**	**5,955**	**26.4%**
Telecom and infrastructure	6,276	5,562	12.8%
Digital	1,249	393	218.1%
EBITDA margin (%)	**53.4%**	**55.6%**	**(2.1p.p.)**
Telecom and infrastructure	56.2%	56.0%	0.2p.p.
Digital	42.7%	49.8%	(7.0p.p.)
EBIT	**5,126**	**4,187**	**22.4%**
EBIT margin (%)	36.4%	39.1%	(2.7p.p.)
Total Capex	**3,080**	**2,422**	**27.2%**
LTM Total Capex Intensity	33.0%	28.4%	4.6p.p.

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (UAH 421 million) onwards. Prior periods (1Q25 UAH 458 million) have been reclassified accordingly.

Telecom Metrics

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	22.0	22.7	(3.0%)	22.4	22.5	22.4
4G customers (mn)	15.3	14.3	7.0%	15.4	15.0	14.4
Multiplay customers (mn)	8.1	6.1	31.6%	7.3	6.6	6.5
Mobile ARPU (LCY)	197.1	144.1	36.8%	187.2	172.7	163.2
Data usage (GB/user)	14.9	11.4	31.0%	14.7	13.0	12.6
Fixed-line customers (mn)	1.2	1.1	10.5%	1.2	1.2	1.1

Digital Metrics

millions	1Q26	4Q25	QoQ
Total Digital customers[1]	**28.4**	**20.8**	**36.8%**
Includes:			
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Kyivstar TV	3.4	3.1	10.7%
Tabletki	6.3	-	n.m
Uklon	5.1	5.1	1.0%
Rides	43.7	43.6	0.2%
Deliveries	1.5	1.3	15.4%

1. Digital customers refer to active users in 1Q26

Total revenues increased 31.4% YoY to UAH 14,087 million in 1Q26, reflecting continued strong performance across both telecom and digital businesses. Year-on-year growth was supported by higher digital revenues driven by consolidation of Uklon and Tabletki, stronger Kyivstar TV performance following transition to gross revenue recognition and a higher subscriber base, continued expansion in B2B enterprise services, and higher telco mobile revenues supported by better monetization actions.

Telecom and infrastructure revenues rose 12.4% YoY in 1Q26, supported by ARPU expansion driven by tariff optimization, repricing actions, higher data usage and increased roaming traffic, partly offset by lower revenues

21

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 22 following EU–Ukraine “Roam-like-at-home” arrangements effective January 1, 2026. Energy revenues from the 12.9MW solar power plant acquired in December 2025 are reflected within telecom and infrastructure revenues. Digital revenues increased 270.5% YoY to UAH 2,922 million in 1Q26, primarily driven by the consolidation of Uklon and Tabletki, alongside continued momentum across all other digital platforms. Digital revenues represented 20.7% of total revenues in 1Q26 versus 7.4% in 1Q25, reinforcing Kyivstar’s evolution into a scaled digital platform operator alongside its core telecom business. EBITDA increased 26.4% YoY in local currency to UAH 7,525 million in 1Q26, with EBITDA margin at 53.4%, down 2.1 percentage points YoY, reflecting strong top-line growth partially offset by lower revenues following EU–Ukraine “Roam-like-at-home” arrangements, personnel costs, wage increases, higher utilities, and higher network support and IT costs. Kyivstar continued to execute on its DO1440 and AI1440 strategy. Whilst the mobile subscriber base declined 3.0% YoY to 22.0 million, mobile ARPU increased 36.8% YoY to UAH 197, reflecting strong monetization and sustained demand for connectivity services. The 4G user base reached 15.3 million, up 7.0% YoY, with continued expansion of high-speed data adoption across the base. Mobile data usage increased 31.0% YoY in 1Q26, driven by increased reliance on mobile connectivity and data bundle consumption. Multiplay customers increased 31.6% YoY to 8.1 million, representing 39.6% of the one-month active subscriber base, and continues to generate higher ARPU and lower churn than single-play users. Uklon delivered UAH 1.4 billion in revenues and UAH 539 million in EBITDA in 1Q26, For the quarter, Uklon reached 5.1m customers and recorded 43.7 million rides and 1.5 million deliveries. Uklon recently announced expansion of its mobility ecosystem with the launch of a new “Travel” service, enabling users to book domestic and international bus tickets directly within the Uklon app. The new Travel service builds on Uklon’s existing platform, which already serves both consumers and businesses through ride-hailing, delivery, and adtech services. Helsi exceeded 4.9 million users in 1Q26. Paid subscribers increased to 87.7 thousand with a 52.3% increase quarter over quarter. It sustains strong momentum through expanded B2B integrations, broader subscription offerings, and increased engagement across clinics and telemedicine channels, reinforcing Kyivstar’s presence in digital healthcare. Tabletki was consolidated effective February 2026 and contributed UAH 234 million in revenue and UAH 196 million in EBITDA in 1Q26. The gross merchandise value (GMV) of bookings facilitated through the platform amounted to UAH 11.2 bn for 1Q26. Revenue recognized reflects the transfer of services rendered, and Tabletki recognizes only its commission and service fees from the service. Kyivstar TV recorded 3.4 million users (10.7% QoQ), driven by a transition to gross revenue recognition and continued content expansion. As of March 31, 2026, 45.8% of Kyivstar’s broadband customers were also digital TV users, reflecting the two services’ synergies. Total capex increased 27.2% YoY in local currency to UAH 3,080 million in 1Q26, reflecting continued investment in network modernization, energy resilience and quality-of-experience improvements. Capex intensity was 33.0% in 1Q26 reflecting continued investment in digital platforms alongside network resilience priorities. In May 2026, Kyivstar expanded its collaboration with Starlink with an agreement to resell Starlink broadband internet services and hardware for businesses and public sector institutions, such as schools, universities, hospitals, and community clinics in Ukraine. The agreement broadens Kyivstar’s portfolio of advanced digital services and enables Ukrainian businesses to purchase Starlink Kits and high-speed internet services from Starlink directly through Kyivstar. Meanwhile, over 5 million customers have already connected to the satellite network via Starlink Direct to Cell, enabling messaging. The launch of OTT apps and Light Data is scheduled for later in 2026, pending further trials. Kyivstar also continued to advance its AI and technology agenda, including co-developing a sovereign Ukrainian-language LLM with the Ministry of Digital Transformation, alongside the development of a legal framework for secure and compliant data use. The LLM has been officially named “Syaivo” (“Glow”) as a result of a poll held on Ukrainian government app Diia, reemphasizing the national significance of the project.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

KAZAKHSTAN

Resilient growth, furthering the digital agenda

Financial Metrics

KZT million	1Q26	1Q25	YoY
Total revenue, of which:	**105,592**	**95,726**	**10.3%**
Telecom and infrastructure	87,545	80,058	9.4%
Digital	18,047	15,668	15.2%
Total EBITDA, of which:	**45,243**	**48,582**	**(6.9%)**
Telecom and infrastructure	38,371	40,897	(6.2%)
Digital	6,872	7,685	(10.6%)
EBITDA margin (%)	**42.8%**	**50.8%**	**(7.9p.p.)**
Telecom and infrastructure	43.8%	51.1%	(7.3 pp)
Digital	38.1%	49.1%	(11.0 pp)
EBIT	**28,133**	**29,166**	**(3.5%)**
EBIT margin (%)	26.6%	30.5%	(3.8p.p.)
Total Capex	**8,725**	**12,200**	**(28.5%)**
LTM Total Capex Intensity	23.2%	22.4%	0.8p.p.

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (KZT 3.2 billion) onwards. Prior periods (1Q25 KZT 4.0 billion) have been reclassified accordingly.

Telecom Metrics

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	11.7	11.6	0.8%	11.8	11.9	11.7
4G customers (mn)	8.7	8.8	(0.8%)	9.0	9.1	8.8
Multiplay customers (mn)	4.2	4.2	(1.7%)	4.3	4.2	4.3
Mobile ARPU (LCY)	2,237	2,237	0.0%	2,293	2,392	2,327
Data usage (GB/user)	22.9	19.5	17.2%	22.3	21.4	20.2
Fixed-line customers (mn)	0.8	0.7	6.6%	0.8	0.7	0.7

Digital Metrics

millions	1Q26	4Q25	QoQ
Total Digital customers[1]	**20.9**	**21.3**	**(2.1%)**
Includes:			
Janymda	6.4	6.5	(1.6%)
Simply	5.2	5.3	(1.8%)
BeeTV	2.1	1.6	29.9%
IZI	1.8	1.6	11.8%

1. Digital customers refer to active users in 1Q26

Total revenue increased 10.3% YoY to KZT 105.6 billion in 1Q26, reflecting continued momentum in mobile monetisation and commercial execution. Growth was primarily driven by higher mobile service revenues, supported by subscriber growth and MFS, alongside increased device sales, offset somewhat by the increase in the standard VAT rate from 12% to 16% effective January 2026. The growth was complemented by continued contribution from other/sharing and fixed services and an expanding subscriber base, reinforcing overall quality of revenue growth.

Telecom and infrastructure revenues rose 9.4% YoY in 1Q26, supported by effective repricing of the legacy base, bundled device contracts, and continued migration toward premium is increasingly contract-like for the family offer, reflecting a structural quality shift that drives stronger lifetime value and lower churn. As highlighted earlier,

23

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 24 revenue growth was offset somewhat by the increase in the standard VAT rate from 12% to 16% effective January 2026. Digital revenues delivered strong growth, increasing 15.2% YoY in 1Q26 to KZT 18.1 billion. Digital revenues accounted for 17.1% of total revenues in the quarter, compared with 16.4% in 1Q25, reflecting sustained scaling across Beeline Kazakhstan’s digital platforms, including Janymda, Simply, BeeTV and IZI, alongside the expansion of on-platform commerce and device-led digital sales. EBITDA declined 6.9% YoY in 1Q26 to KZT 45.2 billion, with margins at 42.8%. The decline in EBITDA was driven by increased operating costs, including personnel, marketing, IT and utilities; a higher contribution from lower margin device revenues drives some margin moderation as well. Beeline Kazakhstan remains focused on progressively enhancing its profitability profile over the course of the year. Beeline Kazakhstan continued to execute on its DO1440 and AI1440 strategy. The mobile subscriber base increased 0.8% YoY to 11.7 million, while mobile ARPU was broadly stable at KZT 2,237, reflecting resilient monetisation. The 4G user base reached 8.7 million, broadly stable YoY (-0.8%), with continued high penetration across the base. Mobile data usage increased 17.2% YoY in 1Q26, driven by growing data consumption and increased usage intensity. Multiplay customers totaled 4.2 million, accounting for 39.0% of the one-month active subscriber base, down 1.7% year-on-year, with higher ARPU and consistently lower churn than single-play users. Digital engagement remained strong, with total digital customers reaching 20.9 million in 1Q26. Janymda users stood at 6.4 million during the quarter, supported by continued engagement across core superapp functionality and integrated services. Simply users reached 5.2 million, reflecting ongoing traction in financial services and expanding use cases. BeeTV users were 2.1 million, driven by sustained content engagement across mobile and Smart TV platforms. IZI users reached 1.8 million, supported by digital-first offers and continued in-app content expansion. Enterprise and digital infrastructure capabilities continued to strengthen. QazCode's Aventa platform continues to gain commercial traction. QazCode continued its strategic cooperation with MeetKai to develop and train next- generation large language models, supporting the deployment of secure, local-language agentic AI services across VEON’s operating markets. Beeline Kazakhstan continued to advance next-generation connectivity and digital infrastructure initiatives. Progress was made on Direct-to-Cell readiness ahead of planned messaging rollout in 2026 (subject to regulatory approval), while development of the Tier III-certified Hyper Cloud Data Center in Almaty continued. The company also maintained engagement with partners on next-generation connectivity and cloud-native infrastructure. Total capex decreased 28.5% YoY to KZT 8,725 million in 1Q26, reflecting phasing of investments and timing of capital deployment. LTM capex intensity was 23.2% in 1Q26 reflecting continued investment in digital platforms alongside disciplined network investment. The proposed acquisition of 100% of OLX Kazakhstan from OLX Group (for total consideration of USD 75 million) is going through customary regulatory approvals. The acquisition is expected to strengthen the digital ecosystem and support further monetization across classifieds, commerce and adjacent digital services.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

BANGLADESH

Sustaining its Recovery Momentum

Financial Metrics

BDT million	1Q26	1Q25	YoY
Total revenue, of which:	**14,179**	**13,519**	**4.9%**
Telecom and infrastructure	12,484	13,319	(6.3%)
Digital	1,696	200	750%
Total EBITDA, of which:	**5,673**	**4,577**	**23.9%**
Telecom and infrastructure	4,855	4,990	(2.7%)
Digital	818	(413)	n.m
EBITDA margin (%)	40.0%	33.9%	6.1p.p.
Telecom and infrastructure	38.9%	37.5%	1.4 pp
Digital	48.3%	n.m	n.m
EBIT	**751**	**(979)**	**n.m**
EBIT margin (%)	5.3%	(7.2%)	12.5p.p.
Total Capex	**1,136**	**816**	**39.3%**
LTM Total Capex Intensity	8.8%	12.4%	(3.6p.p.)

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (BDT 301 million) onwards. Prior periods (1Q25 BDT 120 million) have been reclassified accordingly.

Telecom Metrics

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	34.4	35.0	(1.8%)	34.4	34.7	34.8
4G customers (mn)	18.7	17.9	4.9%	18.4	18.7	18.2
Multiplay customers (mn)	6.3	5.6	12.2%	5.9	6.1	6.3
Mobile ARPU (LCY)	134.9	125.5	7.5%	133.3	134.5	133.9
Data usage (GB/user)	7.5	6.3	19.0%	7.3	7.8	7.4

Digital Metrics

millions	1Q26	4Q25	QoQ
Total Digital customers[1]	**21.0**	**26.4**	**(20.4%)**
Includes:			
MyBL	10.9	11.4	(4.2%)
Toffee	9.5	14.6	(34.8%)
Ryze	0.6	0.4	38.3%

1. Digital customers refer to active users in 1Q26

Total revenue increased 4.9% YoY in 1Q26 to BDT 14.2 billion, now reflecting a second consecutive quarter of year on-year growth after five consecutive quarters of decline. This reflects a continued improvement in performance despite ongoing pressure from a challenging macroeconomic and political environment. Growth was supported by ARPU expansion, pricing discipline and higher data usage.

Telecom and infrastructure revenue declined 6.3% YoY in 1Q26 to BDT 12.5 billion, reflecting the macro challenges and continued pressure on consumer spending. Underlying business momentum, however, improved in 1Q26, supported by effective pricing actions, bundle optimisation and reduced discounting. Mobile ARPU increased 7.5% YoY, while data usage per customer grew 19.0% YoY to 7.5 GB, reflecting improving engagement and migration to higher-value data bundles. Banglalink continued to differentiate on service quality through Voice over WiFi, with over 300,000 daily active users enhancing indoor coverage and customer experience. The launch of a device sales

25

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 26 strategy marks a key step in accelerating subscriber growth, supporting the transition to smartphones, increasing data usage, and driving improved customer monetization. Digital revenues delivered strong growth from a low base, increasing 749.6% YoY, supported by strong performance at Toffee and improved advertising monetisation. Digital revenues represented 12.0% of total revenues in 1Q26, supported by deeper integration of Toffee within MyBL and Ryze and increased inclusion of digital content within bundled offers. EBITDA increased 23.9% YoY in 1Q26 to BDT 5.7 billion, with EBITDA margin expanding to 40.0%, up 6.1 percentage points YoY. This performance reflected strong cost discipline across commercial, technology, HR and general expenses, including commission restructuring, channel outsourcing, demonstrating the effectiveness of structural cost controls despite revenue pressure. Banglalink continued to execute on its DO1440 and AI1440 strategy. The mobile subscriber base declined 1.8% YoY to 34.4 million, while mobile ARPU increased 7.5% YoY to BDT 134.9, reflecting continued pricing discipline and improving monetisation. The 4G user base reached 18.7 million, up 4.9% YoY, supporting increased data adoption across the base. Mobile data usage increased 19.0% YoY in 1Q26, driven by higher data consumption and improving usage intensity. Multiplay adoption continued to scale, with the customer base growing 12.2% year-on-year to 6.3 million, now representing 20.9% of the one-month active subscriber base. These customers consistently deliver higher ARPU and exhibit lower churn relative to single-play users. Digital engagement continued to scale. MyBL reached 10.9 million users in 1Q26, generating strong bundle sales supported by targeted Eid and Ramadan campaigns in March. Toffee recorded 9.5 million users primarily reflecting seasonality given the absence of marquee events (like cricket tournaments), while monetisation improved through new advertising sales initiatives and premium content. Ryze users grew 38.3% QoQ to 0.6 million, supported by youth-focused offers and AI-enabled features. Total digital customers reached 21.0 million, compared with 26.4 million in 4Q25. Total capex increased 39.3% YoY to BDT 1,136 million in 1Q26, reflecting continued investment in network capacity and quality. Total capex intensity was 8.8% in 1Q26, reflecting continued investment in digital platforms alongside network expansion. Banglalink continues to make progress on its payment service provider services launch and expects to support core use cases including person-to-person transfers, remittances, bill payments and merchant transactions, with additional services such as micro-savings and insurance premium payments planned over time, supported by a robust security framework. Banglalink signed an agreement with Starlink Mobile in April 2026 to deploy direct-to-device satellite connectivity in Bangladesh, integrating satellite coverage with its terrestrial network to extend connectivity in remote and underserved areas. The rollout will begin with messaging services targeted for launch in 2026, with data capabilities to follow in a subsequent phase subject to regulatory approvals. The service will be accessible on standard 4G LTE smartphones, without the need for additional hardware.

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

UZBEKISTAN

Furthering Digital Adoption

Financial Metrics

UZS million	1Q26	1Q25	YoY
Total revenue, of which:	**1,000,690**	**938,751**	**6.6%**
Telecom and infrastructure	836,949	809,032	3.5%
Digital	163,742	129,719	26.2%
Total EBITDA, of which:	**361,756**	**355,435**	**1.8%**
Telecom and infrastructure	311,962	299,113	4.3%
Digital	49,794	56,322	(11.6%)
EBITDA margin (%)	**36.2%**	**37.9%**	**(1.7p.p.)**
Telecom and infrastructure	37.3%	37.0%	0.3 pp
Digital	30.4%	43.4%	(13.0 pp)
EBIT	**224,126**	**170,645**	**31.3%**
EBIT margin (%)	22.4%	18.2%	4.2p.p.
Total Capex	**103,602**	**114,870**	**(9.8%)**
LTM Total Capex Intensity	25.4%	30.9%	(5.6p.p.)

Note: Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (UZS 26.6 billion) onwards. Prior periods (1Q25 31.6 billion) have been reclassified accordingly.

Telecom Metrics

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	7.6	8.2	(6.6%)	7.7	7.7	7.9
4G customers (mn)	5.9	6.0	(2.1%)	5.9	5.8	5.8
Multiplay customers (mn)	3.5	3.5	(1.7%)	3.8	3.7	3.4
Mobile ARPU (LCY)	41,615	37,369	11.4%	41,240	39,850	39,000
Data usage (GB/user)	23.1	14.1	64.5%	20.5	17.8	15.5

Digital Metrics

millions	1Q26	4Q25	QoQ
Total Digital customers[1]	**15.0**	**15.6**	**(3.9%)**
Includes:			
Hambi	5.4	5.4	(1.4%)
Beepul	2.8	2.7	3.5%
Kinom	2.0	2.7	(26.9%)
OQ	2.2	2.3	(4.3%)

1. Digital customers refer to active users in 1Q26

Total revenues increased 6.6% YoY in 1Q26 to UZS 1,001 billion, reflecting continued momentum driven by pricing discipline, expanding device sales, and accelerating digital adoption. Growth was underpinned by ARPU expansion and a rising contribution from digital services. Telecom and infrastructure revenues rose 3.5% YoY supported by structural ARPU uplift driven by repricing initiatives across family plans, data bundles, and subscription services.

Digital revenues delivered strong growth, increasing 26.2% YoY to UZS 163.7 billion. Digital revenue accounted for 16.4% of total revenues in the quarter, reflecting strong momentum across Beeline's digital platforms, led by Beepul, Hambi, Kinom and OQ. This performance highlights Beeline Uzbekistan's continued evolution into a scaled digital ecosystem alongside its core connectivity business.

27

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 28 EBITDA grew 1.8% YoY in 1Q26 to UZS 362 billion, with EBITDA margin at 36.2%, down 1.7 percentage points YoY. Performance was supported by higher revenues and disciplined cost control, partially offset by higher direct costs linked to mobile financial services, content, connectivity, SIM taxes and consulting expenses. Beeline Uzbekistan continued to execute on its DO1440 and AI1440 strategy. Whilst the mobile subscriber base declined 6.6% YoY to 7.6 million, mobile ARPU increased 11.4% YoY to UZS 41,615, reflecting effective monetization and continued pricing discipline. The 4G user base was at 5.9 million with stable adoption across the base. Mobile data usage increased 64.5% YoY in 1Q26, driven by strong growth in data consumption and increased usage intensity. Multiplay customers declined 1.7% YoY to 3.5 million, representing 48.2% of the one-month active subscriber base, and continue to generate higher ARPU and lower churn than single-play users. Digital engagement remained robust, with total digital customers of 15.0 million. Beepul recorded 2.8 million users, Hambi reported 5.4 million users, Kinom reached 2.0 million users, and the OQ platform reached 2.2 million users, reinforcing continued ecosystem expansion and engagement. AdTech continued to scale as part of the digital ecosystem. The business monetised advertising inventory across multiple applications, expanded its external client base, and continued to develop AI-enabled media planning and programmatic capabilities, supporting further revenue growth. Progress on enterprise capabilities continues as BuildX, our software and AI company headquartered in Tashkent’s IT Park, continues to make progress to deliver scalable, export-ready digital and AI solutions supporting Uzbekistan’s digital economy ambitions. Total capex decreased 9.8% YoY to UZS 103,602 million in 1Q26, reflecting phasing of investments and timing of capital deployment. LTM capex intensity was 25.4% in 1Q26, reflecting continued investment in digital platforms alongside disciplined network investment.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 29 KEY RECENT DEVELOPMENTS VEON Shareholders Re-elect Board and Chairman On May 11, 2026, VEON held its online Annual General Meeting (AGM). During the AGM, the Company’s shareholders re-elected the slate of VEON’s seven current directors to continue serving as the Company’s Board of Directors (the “Board”). VEON welcomes back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term. The re-election reflects continued shareholder support for VEON’s strategy of digital services growth, operational discipline and shareholder returns. VEON’s Kyivstar Authorized to Resell Starlink for Businesses & Enterprises in Ukraine On May 06, 2026, VEON announced that, Kyivstar Group Ltd., Ukraine’s leading digital operator, has expanded its collaboration with Starlink with an agreement to resell Starlink broadband internet services and hardware for businesses and public sector institutions, such as schools, universities, hospitals, and community clinics in Ukraine. This new collaboration builds on Kyivstar’s existing cooperation with Starlink Mobile to provide direct-to-device satellite connectivity for Kyivstar customers with 4G smartphones in Ukraine. VEON and Kyivstar Fulfill Commitment to Invest USD 1 Billion in Ukraine over 2023-2027 Ahead of Schedule On April 29, 2026, VEON announced that, VEON and Kyivstar have fulfilled their 2023-2027 investment commitment to Ukraine ahead of schedule, exceeding the companies’ USD 1 billion investment commitment by 30%. Kyivstar’s investments have focused on safeguarding and expanding Ukraine’s connectivity backbone while enhancing resilience amid ongoing military conflict. These investments included the continued expansion and modernization of mobile coverage, the introduction of Starlink Mobile direct-to-device satellite connectivity, the accelerated deployment of high‑speed fixed-line connectivity through Kyivstar’s network and significant investments in backup power and energy‑resilience solutions to maintain service continuity during disruptions. VEON Boosts Accessibility for Investors by Waiving Depositary Service Fees on American Depositary Shares On April 24, 2026, VEON announced that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”) from investors that hold VEON’s American Depositary Shares (“ADSs”). The suspension of DSF charges for investors effectively reduces the cost of ownership by USD 0.05 per ADS per year and enhances accessibility for both existing and prospective investors. VEON Publishes 2025 Integrated Annual Report: Record Digital Growth, Sovereign AI and Kyivstar Listing Define a Transformative Year On April 23, 2026, VEON announced the publication of its 2025 Integrated Annual Report (“IAR 2025”), showcasing a defining year of digital and financial performance and continued progress in strengthening the Group’s Environmental, Social, and Governance program. The IAR 2025 provides stakeholders with an overview of VEON’s operational, financial, and strategic performance during the 2025 reporting period, as well as key developments in governance and sustainability.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 30 Banglalink to Bring Starlink Mobile to Customers in Bangladesh On April 22, 2026, VEON announced that its Bangladesh subsidiary Banglalink has signed an agreement with Starlink Mobile to integrate Starlink’s direct-to-device satellite connectivity in remote areas with Banglalink’s terrestrial coverage in Bangladesh. Banglalink plans to launch messaging in 2026 and will then introduce data services as the next phase, pending regulatory approvals. With the agreement, Bangladesh, one of the world’s most densely populated nations with more than 175 million people, is now positioned to become VEON’s third market to bring satellite-powered connectivity through VEON’s partnership with Starlink Mobile. Launch of the technology will give Banglalink customers access to connectivity via Starlink Mobile satellites using standard 4G LTE smartphones. VEON and JazzWorld Receive Competition Commission of Pakistan Approval for Acquisition of TPL Insurance On April 14, 2026, VEON announced that the Competition Commission of Pakistan (“CCP”) has authorized the acquisition of TPL Insurance Limited (“TPL Insurance”) by its subsidiary Jazz International Holding Limited (“JIH”). The clearance granted following a Phase-I competition assessment that found no competitive concerns, enables the companies to proceed towards closing transaction in mid-2026. TPL Insurance is Pakistan’s premier digital-first insurer, with an AA credit rating by the Pakistan Credit Rating Agency, a general insurer license, and a fully digital operating model built for scale. The company had a gross written premium of PKR 5.7 billion and over 277,000 policies issued as of December 31, 2025. The acquisition, announced on March 6, 2026, will see JIH acquire a controlling stake in TPL Insurance for approximately PKR 4.15 billion (USD 14.6 million). JazzCash Onboards Its 1 millionth Merchant on Pakistan’s National Digital Payments Platform On March 30, 2026, VEON announced that its subsidiary JazzCash has onboarded its 1 millionth Raast QR-enabled merchant, marking a major milestone in Pakistan’s journey toward a cashless and digitally inclusive economy. Raast is Pakistan's national instant payment system – a digital payments infrastructure launched by the State Bank of Pakistan in 2021. Raast enables interoperability across Pakistan’s financial sector, empowering merchants by accelerating the use of digital payment tools such as QR codes to advance digital financial inclusion in the country. With one million Raast QR enabled merchants, JazzCash powers Pakistan’s largest digital payment acceptance network, digitizing everyday commerce across corner shops, micro-entrepreneurs, retailers and online businesses alike. VEON Strengthens Leadership Team to Accelerate Digital Ambition On March 27, 2026, VEON provided an update underscoring the strong alignment between its management and shareholders, reflected in meaningful share ownership and disciplined capital allocation. As of the date of this release, members of VEON’s management collectively hold 1.84% of the Company’s total share capital in the form of American Depositary Shares (ADSs). This level of ownership reflects a clear and tangible alignment with shareholder interests and reinforces management’s commitment to long-term value creation. As part of its commitment to transparency and governance, VEON discloses that its Chief Executive Officer, Kaan Terzioglu, now holds slightly more than 1% of the Company’s total share capital, exceeding the relevant disclosure threshold for insider ownership as was reported earlier in the Company's 2025 Form 20-F.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 31 z ATTACHMENTS Contents of the Attachments For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook 1Q26.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/. ATTACHMENT A Operational performance drivers 32 ATTACHMENT B Reconciliation tables 33 ATTACHMENT C Debt management and liquidity overview. 37 ATTACHMENT D Rates of functional currencies to USD 39 ATTACHMENT E Definitions 40

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

ATTACHMENT A: Operational Performance Drivers

Telecom Customers:

	Mobile subscribers (millions)					Fixed-line subscribers (millions)				
	1Q26	4Q25	QoQ	1Q25	YoY	1Q26	4Q25	QoQ	1Q25	YoY
Pakistan	74.9	73.9	1.3%	73.4	2.0%					
Ukraine	22.0	22.4	(1.6%)	22.7	(3.0%)	1.2	1.2	6.1%	1.1	10.5%
Kazakhstan	11.7	11.8	(1.2%)	11.6	0.8%	0.8	0.8	1.5%	0.7	6.6%
Bangladesh	34.4	34.4	(0.2%)	35.0	(1.8%)					
Uzbekistan	7.6	7.7	(1.0%)	8.2	(6.6%)					
Kyrgyzstan	-	-	n.m	1.6	n.m					
Total	**150.5**	**150.2**	**0.2%**	**152.4**	**(1.3%)**	**2.0**	**1.9**	**4.3%**	**1.9**	**8.9%**

Digital Customers (Users Active During Quarter):

millions	1Q26	4Q25	QoQ
Pakistan			
JazzCash	29.2	27.0	8.1%
Tamasha	48.9	33.7	45.3%
ROX	3.5	3.1	15.2%
Simosa	34.0	29.5	15.2%
FikrFree[1]	18.8	17.7	6.2%
Ukraine			
Helsi	4.9	4.8	2.7%
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%
Tabletki	6.3	-	n.m
MyKyivstar	8.7	7.8	10.3%
Kazakhstan			
Simply	5.2	5.3	(1.8%)
BeeTV	2.1	1.6	29.9%
IZI	1.8	1.6	11.8%
Janymda	6.4	6.5	(1.6%)
Bangladesh			
Toffee	9.5	14.6	(34.8%)
RYZE	0.6	0.4	38.3%
MyBL	10.9	11.4	(4.2%)
Uzbekistan			
BeePul	2.8	2.7	3.5%
KINOM	2.0	2.7	(26.9%)
Beeline TV	0.6	0.7	(12.5%)
Hambi	5.4	5.4	(1.4%)
OQ	2.2	2.3	(4.3%)
Others	16.4	19.1	n.m
Total	**228.9**	**206.2**	**11.0%**

1. Represents the numbers of unique policy holders in the quarter. Prior periods come with minor adjustments to reflect refinements in data collection and reporting.

32

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

VEON

ATTACHMENT B: Reconciliation Tables

Reconciliation of Consolidated Profit for the Period to EBITDA

USD million	1Q26	1Q25
Profit for the period	123	118
Income tax expense	60	13
Depreciation	150	138
Amortization	59	60
Impairment loss, net	2	2
Finance income	(18)	(10)
Finance expenses	150	119
Other non-operating loss / (gain)	6	(30)
Net foreign exchange (gain) / loss	(15)	30
EBITDA	517	440

Reconciliation of Consolidated Profit for the Period to Equity Free Cash Flow

USD million	1Q26	1Q25	YoY
Profit for the period	123	118	5
Income tax expense	60	13	47
Depreciation	150	138	12
Amortization	59	60	(1)
Impairment loss, net	2	2	(0)
Finance income	(18)	(10)	(8)
Finance expenses	150	119	31
Other non-operating loss / (gain)	6	(30)	36
Net foreign exchange (gain) / loss	(15)	30	(45)
Movements in working capital	3	87	(84)
Movements in provisions	17	25	(8)
Net tax paid	(65)	(70)	5
Cash capex (excl. license payments)	(264)	(205)	(59)
Disposal of capital assets	33	1	32
Proceeds from sales of Business	200	100	100
Interest expense - banking services	(10)	(8)	(2)
Net cashflow from banking services	(46)	(134)	88
Unlevered Free Cash Flow	**385**	**236**	**149**
Net interest	(75)	(50)	(25)
Equity Free Cash Flow (before leases and licenses)	**309**	**186**	**123**
Lease liabilities payments - principal	(64)	(40)	(24)
Licenses payments	-	(4)	4
Equity Free Cash Flow (after leases and licenses)	**246**	**142**	**104**

33

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

Reconciliation of Operating Cash Flow to Equity Free Cash Flow

USD million	1Q26	1Q25	YoY
Net cash flows from operating activities	**396**	**432**	**(36)**
Proceeds from sales of non current assets	33	1	32
Cash capex (excluding license payments)	(264)	(205)	(59)
Proceeds from full and partial sale of subsidiary	200	100	100
Interest expense from banking operations	(10)	(8)	(2)
Changes in customer balances of banking operations	(46)	(134)	88
Equity Free Cash Flow (before leases and licenses)	**309**	**186**	**123**
Lease liabilities payments - principal	(64)	(40)	(24)
Licenses payments	-	(4)	4
Equity Free Cash Flow (after leases and licenses)	**246**	**142**	**104**

Reconciliation of CAPEX

USD million	1Q26	1Q25
CAPEX (excl. license and RoU)	**138**	**135**
Difference in timing b/w accrual and payment for capex	125	74
Cash capex (excl. license payments)[1]	**264**	**209**

1. Total cash paid for Capex is for USD 264 million includes Purchase of Property plant and equipment of USD 232 million and purchase of intangible assets of USD 32 million.

Reconciliation of Profit for the Period to EBITDAaL

USD million	1Q26	1Q25
Profit for the period	123	118
Income tax expense	60	12
Depreciation	97	95
Depreciation of right of use asset (A)	54	43
Amortization	59	60
Impairment loss	2	2
Impairment on right of use asset (B)	-	-
Financial income	(18)	(10)
Financial expenses	86	84
Financial expense from lease liability (C)	64	35
Other non-operating loss / (gain), net	6	(30)
Net foreign exchange (gain) / loss, net	(15)	30
EBITDA (D)	**517**	**439**
EBITDAaL [D-(A+B+C)]	399	361

34

EARNINGS RELEASE
& OPERATING HGHLIGHTS
1Q26

Reconciliation of Local Currency and Reported YoY Growth Rates 1Q26

	Revenue		
	LCY	Impact of FX and Other	Reported
Pakistan	20.6%	(0.2%)	20.4%
Ukraine	31.4%	(4.7%)	26.7%
Kazakhstan	10.3%	2.8%	13.1%
Bangladesh	4.9%	(0.7%)	4.2%
Uzbekistan	6.6%	7.0%	13.6%
Total	**17.3%**	**(0.3%)**	**17.0%**

	EBITDA		
	LCY	Impact of FX and Other	Reported
Pakistan	29.4%	(0.2%)	29.2%
Ukraine	26.4%	(4.6%)	21.8%
Kazakhstan	(6.9%)	3.0%	(3.9%)
Bangladesh	23.9%	(0.8%)	23.1%
Uzbekistan	1.8%	6.7%	8.5%
Total	**18.4%**	**(0.7%)**	**17.7%**

Reconciliation of Amounts: Reported and in Constant Currency 1Q26

USD, million	Reported	Constant FX
Total revenue		
Pakistan	465	466
Ukraine	325	337
Kazakhstan	212	207
Bangladesh	116	117
Uzbekistan	82	77
HQ, other and eliminations	0	0
Total	**1,201**	**1,204**

USD, million	Reported	Constant FX
EBITDA		
Pakistan	209	210
Ukraine	174	180
Kazakhstan	91	89
Bangladesh	46	47
Uzbekistan	30	28
HQ, other and eliminations	(33)	(33)
Total	**517**	**520**

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Operating profit to EBITDA Reconciliation at Country Level 1Q26

USD, million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	HQ and Eliminations	VEON Consolidated
Operating profit / (loss)	**141**	**118**	**57**	**6**	**18**	**(34)**	**306**
Add							
Depreciation	50	33	29	27	10	1	150
Amortization	18	20	5	14	2	0	59
Impairment loss	-	2	-	-	-	(-)	2
Loss / (gain) on disp. of non-current assets	-	-	1	(1)	-	-	-
EBITDA	**209**	**174**	**91**	**46**	**30**	**(33)**	**517**

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ATTACHMENT C: Debt Management and Liquidity Overview

Reconciliation of Debt

USD million	31 Mar 2026	31 Dec 2025	30 Sep 2025	30 Jun 2025	31 Mar 2025
Net debt, excl. leases & banking ops in Pak	**1,764**	**1,751**	**1,729**	**1,962**	**1,810**
Lease liabilities - principal	1,852	1,759	1,749	1,708	1,095
Net debt, excl. banking ops in Pak	**3,616**	**3,510**	**3,478**	**3,671**	**2,905**
Cash and cash equivalents	1,751	1,732	1,663	1,282	1,773
Deposits in MMBL and JazzCash in Pakistan	(464)	(342)	(282)	(326)	(303)
Long-term and short-term deposits	3	2	3	1	2
Gross debt	**4,907**	**4,902**	**4,861**	**4,627**	**4,377**
Interest accrued related to fin liabilities	72	50	72	49	85
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(18)	(20)	(18)	(21)	(18)
Derivatives not designated as hedges	33	-	-	-	9
Derivatives designed as hedges	4	-	-	-	-
Other financial liabilities	4	31	35	13	-
Total financial liabilities	**5,002**	**4,964**	**4,951**	**4,668**	**4,453**

Group Debt and Liquidity Currency Mix

As of 31 Mar 2026 USD equivalent, millions	Gross Debt	Capitalized leases	Gross debt excluding leases	Cash, cash equivalents and deposits	Net debt * excluding leases
USD	1,622	5	1,617	746	871
EUR	109	-	109	22	87
PKR	1,882	1,018	864	664	664
BDT	603	369	234	109	125
UAH	190	190	-	107	(107)
Other	501	270	231	107	124
Total	4,907	1,852	3,055	1,755	1,764

** Note: Cash and cash deposits include USD 464m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. PKR debt includes both BU Pakistan and banking operations in Pakistan debt.*

Outstanding Debt by Entity

Entity as of 31 Mar 2026	Bonds	Loans	Overdrafts and vendor financing	Total outstanding debt
VEON MidCo B.V.	1,280	210	-	1490
Kyivstar Holdings B.V.*	27	-	-	27
Pakistan Mobile Communications Limited	-	845	-	845
Banglalink Digital Communications Ltd.	-	235	29	264
KaR-Tel Limited Liability Partnership	-	122	95	217
Unitel LLC	-	85	50	135
Others	7	6	64	77
Total bonds, loans, overdrafts and other	1314	1503	238	**3,055**
Financial Leases	-	-	-	1,852
Gross debt	-	-	-	**4,907**
Cash, cash equivalents and deposits	-	-	-	1,755
Net debt, excl. leases & banking Op. in Pak	-	-	-	**1,764**

** Note: Effective February 10th, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

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Debt Maturity Profile (USD millions)

External Debt:

Entity	2026	2027	Beyond 2027	Total
VEON MidCo BV	-	1,290	200	1,490
Kyivstar Holdings* BV	27	-	-	27
PMCL	73	72	700	845
Banglalink	154	96	14	264
Kartel	74	88	55	217
Unitel	40	27	68	135
Others	7	2	11	20
Total	375	1575	1048	2998

*Note: Weighted average debt maturity is 2.4 years. * Effective February 10th, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

Lease Liabilities (Principal)

Entity	2026	2027	2028	Beyond 2028	Total
Pakistan	194	137	120	567	1,018
Bangladesh	52	46	50	221	369
Kazakhstan	61	48	26	56	191
Ukraine	40	38	36	75	190
Uzbekistan	7	16	12	44	79
Headquarter	5	-	-	-	5
Total	360	286	244	963	1,853

Note: Weighted average debt maturity is 4.3 years

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ATTACHMENT D: Rates of Functional Currencies to USD

	Average rates			Closing rates		
USD million	**1Q26**	**1Q25**	**YoY**	**31 Mar 26**	**31 Mar 25**	**YoY**
Pakistan Rupee	279.8	279.3	(0.2%)	279.3	280.1	0.3%
Ukraine Hryvnia	43.3	41.8	(3.7%)	43.8	41.5	(5.6%)
Kazakhstan Tenge	497.4	510.3	2.5%	481.5	503.4	4.3%
Bangladeshi Taka	122.3	121.5	(0.7%)	122.8	121.5	(1.1%)
Uzbekistan Som	12,149.7	12,944.0	6.1%	12,210.7	12,913.2	5.4%
Kyrgyzstan Som	87.4	87.2	(0.3%)	87.5	86.4	(1.2%)

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EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 40 ATTACHMENT E: Definitions 4G users are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile telecommunication and digital revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Digital revenues includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, super apps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Enterprise Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and health. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. For Group Digital EBITDA, no HQ costs are allocated or included. HQ costs are excluded in full to reflect the standalone performance of the digital businesses. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2025 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding license payments, banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like lease payments, debt issuance or re-payments and proceeds from issuance of shares are excluded. Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and telecom bill payments, debit card, payment gateway, digital lending, insurance, and other financial services.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 41 Gross debt is calculated as the sum of short term and long-term interest-bearing debt and includes bank loans, bonds, lease liabilities, and equipment financing. It excludes spectrum and license related payment obligations and other liabilities that do not have the characteristics of traditional banking debt. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for the investors. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short- term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers, fiber-optic lines and solar energy provider, owned by VEON, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities. All HQ costs are fully included in Group Telecom/Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 42 NOTICE TO READERS Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes the non-IFRS measure, Telecom and infra EBITDA, alongside the non-IFRS measure Digital EBITDA in order to provide a better understanding of VEON’s margin profile as its revenue evolves. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include results for Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, as well as Ukraine Tower Company LLC (“UTC”), which is our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. Therefore, readers are advised that the financial results presented herein for Ukraine do not match those prepared for and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to VEON’s plans to implement its strategic priorities, including its 2026 outlook; VEON's ability to achieve anticipated performance results and generate sufficient cash flows to service its obligations; VEON’s intended expansion of its digital experience, including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine as well as the current geopolitical tensions in the Middle Easton its current and future operations and financial condition; and VEON’s capital allocation policy and target for distributing value to shareholders. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward- looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

EARNINGS RELEASE & OPERATING HGHLIGHTS 1Q26 43 VEON Group Holding Company Limited, Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), Dubai, United Arab Emirates www.veon.com